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Rabobank Nederland
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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Our reference BB/jcd
Date September 13, 2010

Subject <u>Rabobank Nederland Rule 12g3-2(b) File No. 82-5010</u>

SUPPL

The enclosed press releases from the periode August 2010 and the Pricing Supplements of August 2010 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Rabobank Nederland (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

dw 10/5

Press Releases August 2010

Solid and stable interim result

27-8-2010 | Economic news

Rabobank Group has announced a net profit of nearly EUR 1.7 billion for the first six months of 2010, up 26% on the same time last year. "This performance proves the resilience of our cooperative business model in turbulent times," said Chairman of the Executive Board Piet Moerland. "We owe this solid half-year result to the trust of our clients, our stable market share and our robust capital position."

Taking the long-term view

Presenting the interim figures to the press, Piet Moerland stressed that the long-term view is key to both Rabobank's relationship with its clients and its strategy. "Despite the tentative recovery in the Netherlands, sectors like construction, inland transport and horticulture are still in difficulty. Our staff are supporting and guiding our clients as long as is justifiable, consolidating the mutual trust and relationships we've built over many years."

Acquisitions in China and U.S.

Also with an eye to the long-term, this year Rabobank took a stake in ABC Bank, the biggest bank in China, and acquired three banks in California. "Given our strategic focus on food and agriculture, China is a very important market," said Piet Moerland. "Our interest in ABC Bank provides opportunities for Trade Finance, but also for our Leasing and Asset Management subsidiaries De Lage Landen and Robeco. And just this week we've taken over two small community banks in the agricultural 'salad bowl' of California, complementing our acquisition of Napa Community bank in the spring. Step-by-step we'll turn them into true rural and retail banks, based on our Dutch model."

Strong across the board

Chief Financial Officer Bert Bruggink is pleased that the solid interim results have been achieved across the board. "We've improved our margins, retained market share and kept costs under control." The last time Rabobank Group reported such strong results was half-way through 2008, so pre-crisis. "The fact that our bad debt costs have fallen by 50 percent is a clear sign that our clients are benefiting from the recovery."

Consolidating liquidity and capital position

Rabobank's Tier 1 ratio rose to 14.9 percent, up 1.1 percentage point on the same time last year, and equity rose by 6 percent to over EUR 40 billion. Bert Bruggink: "Although the recent European stress tests confirmed our low risk profile and our large buffers, we intend to further consolidate our capital and liquidity position in anticipation of Basel III."

Four engines of global economy

Piet Moerland compared the world economy to a jet aircraft powered by four engines

which are out of synch. "China's engine is running at top speed, but in danger of overheating. The U.S. engine is firing on half cylinders and running out of fuel. Japan's engine is ticking over slowly but running on the wrong fuel. And the fourth engine of Europe is running at two different speeds altogether."

The global economy needs to find a new and steadier equilibrium, according to the Rabobank Chairman. "Governments need to reduce their levels of debt and correct the fundamental imbalances in the world economy. Only if we accept lower levels of growth, will the recovery be sustainable for the long term. We will get there in the end, but it's a long haul and there may still be turbulence ahead."

Dutch Housing Market Quarterly August 2010

26-8-2010 | Economic news

The Dutch market for existing homes is currently under heavy weather. A lack of confidence among house buyers has sapped momentum from the market. Transaction numbers continue to lag below pre-crisis levels. However, the decline in the number of sales has been halted. Rabobank envisages a slow recovery of the market.

The Dutch Housing Market Quarterly periodically addresses developments in the Dutch housing market. The publication gives information about price developments, the number of housing transactions, housing production, interest developments, affordability of houses and the mortgage market. On the one hand it provides information about the current state of the Dutch housing market, and on the other hand it sets out Rabobank's market expectations for the near future.

Dutch Housing Market Quarterly August 2010

Rabobank Group: Robust position, customer confidence and tentative economic upswing lead to strong results first half of 2010

25-8-2010 | Press Releases

Clients experience tentative economic recovery

- 50% reduction in bad debt costs
- Net profit up 26% to nearly EUR 1.7 billion
- Equity up to more than EUR 40 billion
- Robust tier 1 ratio: up to 14.9%
- Liquidity position remains strong
- Annual budget for long-term funding already realised

'Although the economic recovery continues to be fragile, the Dutch economy is now also showing a tentative upswing, which is helping many of our clients to improve their financial performance,' said Piet Moerland, Chairman of the Executive Board of Rabobank Group. 'Nevertheless, a number of sectors still found themselves in difficulty in the first half of 2010. In these circumstances, we, at Rabobank, continue to support our clients as long as this is justifiable, based on mutual trust and our long-standing relations. As a result of the tentative economic recovery, bad debt costs decreased by approximately 50 percent at Rabobank.'

Thanks to our robust capital position, stable market shares, the trust of our clients and the fragile economic recovery, Rabobank Group's net profit for the first half of 2010 was up 26%, rising to EUR 1,661 million against EUR 1,316 million for the first half of 2009. Our liquidity position continued to be strong and equity increased further to over EUR 40 billion. The tier 1 ratio was up 1.1 percentage points, at 14.9%, and return on equity stood at 10.3%.

'With this strong performance, Rabobank Group has returned comfortably to a sustainable profitability level that will be required in the long term,' said Piet Moerland. 'We need a robust capital position to be able to continue to offer our retail and wholesale clients the best possible services with a view to maintaining good relations with them in the near and more distant future as well. One of our main areas of focus will remain operational efficiency, never losing sight of the interests of our clients and members. And, as a cooperative bank, we will remain committed to our innovation efforts and our role in society.'

Growth in lending at target level

In the Netherlands, customers were hesitant to take out new mortgages because of the economic and political climate. In combination with many businesses putting off their investments, these factors contributed to lower growth in lending at the 143 local

Rabobanks and at Obvion. Partly as result of repayments, domestic retail banking grew by 1%. Rabobank nevertheless managed to maintain its leading position in the Netherlands: its share of the residential mortgages market even saw a limited increase to 31% and its share of the SME market stood at 41%. At the same time, Rabobank continued – also in 2010 – to grant loans to businesses to help them to achieve their ambitions.

Given the economic situation, our staff went out of their way to provide businesses with extensive support and guidance. Loans to the food and agri sector continued to increase at Rabobank International and De Lage Landen. The loan portfolios of these divisions grew thanks, in part, to the rise in the US dollar. Within the first six months of 2010, lending at group level was up 5% to EUR 435 billion.

Increase in amounts due to customers and assets under management

Rabobank attracted more client deposits during the first half of 2010, as a result of which amounts due to customers were up 4% at group level, reaching EUR 298 billion. Retail clients entrusted more money to their local Rabobanks, which led to a 3% rise in savings deposits to EUR 125 billion. Rabobank Group's share of the savings market was more or less stable at 39%. The inflow of assets and the rise in the US dollar and the Swiss franc led to a 9% increase in assets under management and held in custody for clients to EUR 250 billion. Owing to the mood in the financial markets, investment returns for clients were negative on average.

Higher interest and commission income

At the local Rabobanks, volume growth contributed to the increase in interest income for the first half of 2010. Fee income rose sharply at Rabobank International, partly due to an increase in the number of refinancing transactions. At Robeco and Sarasin, growth in assets under management resulted in an increase in asset management fees. De Lage Landen also saw its interest income rise. At Rabo Real Estate Group, interest income was up and more homes were sold.

Ongoing focus on cost control

Cost reduction is a priority throughout Rabobank Group. Operating expenses continued to decrease, not only at the local Rabobanks, but at Robeco and Rabo Real Estate Group as well. Greater use will be made of virtual distribution channels in this respect, in response to demand from clients. In addition, processes will continue to be streamlined.

Improved capital position and liquidity position continually robust

Thanks to the economic recovery, additions to the provision for loan losses were down, particularly at the local Rabobanks and Rabobank International. At group level, bad debt costs fell from 55 to 27 basis points of average lending, i.e. an approximately 50% reduction against the same period last year. In line with its risk profile, Rabobank has only very limited exposure to European government bonds that are currently perceived by the market as less creditworthy.

The stress testing exercise initiated by the Committee of European Banking Supervisors (CEBS) confirmed Rabobank's relatively low risk profile and the bank's large buffers to protect against potential losses. The capital position was further

strengthened; equity rose by 6% to over EUR 40 billion thanks, in particular, to retained earnings. The entire annual budget for long-term funding had already been realised in the first half of 2010. An amount of EUR 1.25 billion was raised via the issue of innovative Senior Contingent Notes and Rabobank Nederland issued EUR 900 million in Rabo Extra Ledenobligaties (member bonds). The liquidity position continued to be strong.

International growth strategy

As part of our strategic focus on food and agri business, Rabobank International and other group entities have explored the possibilities of forming an alliance with the Agricultural Bank of China over the past few months. In the United States, the international retail banking activities were broadened with the acquisition of Napa Community Bank. Butte Community Bank and Pacific State Bank were added recently, creating a network of 120 branches in California.

The cautious growth strategy in key food and agri countries offers interesting prospects, particularly for our globally operating wholesale clients. As part of this strategy and given the expansion potential in India, preparations were made to obtain our own banking licence in India. With this in mind, Rabobank scaled down its equity stake in Yes Bank to 4.9% in the first half of 2010.

Global recovery in first half of 2010

The global economic recovery that started to manifest itself in mid-2009 continued into the first half of 2010. In most emerging economies outside Europe, the economic growth was strong enough to catch up on the production volumes that were lost during the recession.

The recovery in Asia was particularly impressive. The economic recovery in the United States, Japan and many European countries was still too feeble to offset the consequences of the recession. Global economic growth will probably level off in the second half of 2010. Governments and central banks in emerging markets want to prevent the economy from overheating, while in western economies the positive effect of stimulus packages that are part of monetary and budgetary policy will continue to decline.

Financial markets back in calm waters?

Doubts about the creditworthiness of a number of governments led to unrest in the financial markets, but the latter rallied in response to a substantial rescue package put together by the European Union and the IMF. Nevertheless, the borrowing costs of Ireland and the southern European countries remain relatively high, and all these countries have been forced to introduce sharp cuts this year. They will be joined by a number of other countries next year, as a result of which the economic recovery will probably continue to be moderate in 2011.

Moderate economic recovery in the Netherlands

The Dutch economy, which is export-oriented, is benefiting from the global economic recovery. Thanks to a sharp rise in exports in the first half of 2010, export volumes are now higher than they were before the crisis.

The increase in global demand also led to a strong recovery in industrial production. However, as the recovery was affected by weak domestic economic dynamics,

economic activity is still substantially below 2008 levels. Retail and wholesale clients are holding back investment decisions owing to the weak labour market and uncertainty about imminent cuts. Given the slowdown in global economic growth in the second half of the year, the Dutch economy is expected to continue to recover very gradually.

Outlook for second half of 2010

The expected tentative economic recovery in the second half of 2010 will lead to a modest increase in activity levels at our clients, as a result of which growth in lending will remain limited. We expect that while bad debt costs will still exceed the long-term average, they will be lower than in 2009.
Rabobank Group expects to be able to further improve its capital position and maintain its strong liquidity position in the second half of the year.

Press Releases August 2010

Rabobank acquires deposits, certain assets and liabilities of Butte Community Bank and Pacific State Bank

20-8-2010 | Press Releases

Rabobank, N.A. announced it has acquired all deposits and certain assets and liabilities of Butte Community Bank and Pacific State Bank from the Federal Deposit Insurance Corporation (FDIC), effective immediately. Part of global financial services leader Rabobank Group, Rabobank, N.A. is a $10.2 billion community bank providing full retail and commercial banking services primarily in non-metropolitan markets across a 700-mile expanse of California.

The transaction is a significant step forward in Rabobank, N.A.'s growth strategy and is highly synergistic, combining community banks with similar business lines and little geographic overlap. The addition of the banks significantly expands Rabobank's footprint, creating a 120-branch retail banking franchise which extends from the Imperial Valley up through the Central Valley and throughout the Central Coast. The acquisition also gives Rabobank a well-established platform from which to further expand its business in areas it has targeted for growth.

Rabobank to continue tradition of community-involved banking
Butte Community Bank and Pacific State Bank customers should continue to conduct their banking as they have in the past and have confidence in the safety of their deposits transferred to Rabobank, N.A. Butte Community Bank and Pacific State Bank deposits are now deposits with Rabobank, N.A., and continue to be insured up to FDIC limits.

Rabobank, N.A. is backed by the financial strength and stability of AAA rated Rabobank Group, one of the world's safest banks. Rabobank Group and Rabobank, N.A. are well-capitalised and meet the needs of customers without government assistance. Rabobank Group and Rabobank, N.A. are not participating in the U.S. government's Troubled Asset Relief Program nor any assistance programs operated by other governments.

"We are pleased to welcome Butte Community Bank and Pacific State Bank customers to Rabobank," said Ronald Blok, CEO of Rabobank, N.A.

"Now as customers of Rabobank, they can have confidence in the safety of their deposits and the soundness of their bank. These organisations have much in common with Rabobank, most importantly a strong commitment to community banking, personalised service, and local investment. By combining these franchises, we will be able to offer all our customers increased convenience with a more extensive network of branches and ATMs, and able to provide Rabobank banking products and services to a broader range of clients. We'll do this while continuing to meet the high standards for service excellence and community engagement to which Rabobank and Butte Community Bank and Pacific State Bank have long been committed."

Butte Community Bank and Pacific State Bank customers will soon receive more information from Rabobank about the transition. The banks' branches are now operated by Rabobank, N.A. and are being rebranded with the Rabobank name and logo. Rabobank plans to complete the system and franchise integration next year.

"The transaction has tremendous strategic value," Blok continued, "in that it gives Rabobank an immediate and broad presence in communities where we have planned to grow and where we can increase our service to local businesses, farmers, and individuals. In addition, these banks are a highly complementary geographic fit. This is a great opportunity for us to deepen our existing customer and community relationships and to build new ones through continued investments that enhance our customers' experience."

About Butte Community Bank
Butte Community Bank was a $499 million community bank based in Chico with 14 branches concentrated in Butte County and the surrounding counties. Established in 1990, the bank offered insurance, investment services and payroll services along with traditional banking products.

About Pacific State Bank
Pacific State Bank was a $312 million community bank based in Stockton with 9 branches primarily in San Joaquin County and the Sierra foothills, with an additional branch in the Bay area. Pacific State Bank was founded in 1987 to serve the local business community.

About Rabobank in California
Rabobank began its California retail banking operations with the December 2002 acquisition of Valley Independent Bank and subsequently more than doubled that bank's assets and capital. In January 2006, Rabobank acquired Community Bank of Central California, adding 14 branches to its then 26-branch network. The January 2007 acquisition of Mid-State Bank & Trust added 41 branches to Rabobank, N.A.'s franchise. In 2009, Rabobank, N.A. opened eight branches in the Modesto-Merced area and one in Carpinteria. In 2010, the bank acquired Napa Community Bank and will open new branches in Visalia, Tulare and Bakersfield (2) later this year.

Related information

- Rabobank America
- Full press release: Rabobank acquires deposits certain assets and liabilities of Butte Community Bank and Pacific State Bank

Farmer confidence still rising in New Zealand

16-8-2010 | Food and Agribusiness news

The latest quarterly Rabobank Rural Confidence survey in New Zealand shows farmer confidence increasing for the fourth consecutive quarter. Rabobank General Manager New Zealand Ben Russell says optimism rose across all sectors, but particularly amongst dairy farmers. Rising commodity prices and improved overseas markets were the main drivers of confidence, although the survey was taken just prior to the most recent fall in global dairy prices.

Taken across New Zealand in July, the survey found 41 per cent of farmers expected the agricultural economy to improve over the next 12 months. The number expecting conditions to decline stayed the same, with 14 per cent of the farmers surveyed anticipating a stable economic environment.

Worries on Emissions Scheme

Of the farmers who expect conditions to decline, a third cited government intervention and policies as a reason. "This is likely to be related to concerns surrounding the introduction of the Emissions Trading Scheme on 1 July," explains Ben Russell.

Dairy producers optimistic

The rise in confidence was particularly marked amongst dairy farmers, with 70 per cent expecting an improvement in their business. However Ben Russell sounds a note of caution on these results, which do not take account of falling dairy prices after the survey was completed.

Sheep and beef farmers cautious

The improvement in sheep and beef farmer confidence was less pronounced. Farm gate prices for New Zealand beef are currently above last season, but lamb and venison prices are down. The number of sheep and beef farmers expecting their business performance to improve was slightly lower than last quarter.

Land prices hold their value

The majority of respondents expect land prices to hold or even rise in the next 12 months. According to Ben Russell, sheep and beef farmers are the least optimistic about land prices, but nearly a third of dairy farmers expect their land to gain value in the coming year. Across the board more farmers are expecting to maintain or increase their levels of investment.

Small flaws, big consequences

12-8-2010 | Economic news

Rabobank Chief Economist Dr Wim Boonstra believes that the world economy would benefit from multiple equal currencies competing with each other. He argues that flaws in the design of the EMU have serious consequences not only for Europe, but for the entire world economy.

The OECD says the economic recovery has already passed its high point. It is a disappointing but understandable development. After all, fundamental global imbalances still stand in the way of sustainable growth. These imbalances can only be eliminated through far-reaching reform of the international infrastructure. And that process has yet to get underway. With respect to the U.S. it is abundantly clear that the country will no longer be able to function as the growth engine for the world economy in the same way it did before the crisis.

The relatively high economic growth the U.S. realised for many years was based primarily on debt accumulation. American consumerism mainly created jobs in other countries, such as China. Large sections of American industry have deteriorated both in relative and absolute terms. The Americans need to save and reduce debts, but they've not gotten around to this yet. In fact, the U.S. savings deficit is rising steadily again, following a temporary low point in early 2009.

No real competition for dollar

China is obviously the country that has the large savings surpluses and increased reserves. But it is still not a market economy and the renminbi is a manipulated currency. The renminbi is non-convertible, does not play a meaningful international role and is far from being able to perform as a key currency. As far as that goes the Japanese yen would be a more logical candidate.

The financial foundations of the euro are comparatively healthy. The eurozone is the world's largest economy and exporter. The region's international trade is more or less in balance and its financial markets are well-developed and liquid. While government finances are a point of concern, on average they're not in bad shape compared to the UK, U.S. or Japan.

Even though the euro has virtually everything it takes to match the position of the dollar, the dollar still remains relatively strong and the Americans can easily finance their savings deficit. Some people claim this is due to the superior economic performance of the U.S. economy. My advice to them would be to read the recently published book entitled *"The Betrayal of American Prosperity"* by Clyde Prestowitz. In it he describes in detail the decline that has characterised large sections of the U.S. economy over recent decades.

Euro still vulnerable

The reality is that the dollar continues to be the leading currency because there is not any real competition. The yen, the Swiss franc and the British pound are too small, the renminbi is still not a free currency and the euro is not finished yet. Because as long as the financial markets can continue to speculate the euro to death, the European

currency will remain vulnerable to rumours that countries might want to leave the EMU.

The Greek crisis demonstrated this. This can be combated by either implementing a collective European budget, which is politically infeasible, or by financing government bonds from now on exclusively via a centralised institution. In principle this process could begin tomorrow. But as long as the European policy-makers are hesitant to take sensible measures, the markets will continue to view the euro with a certain degree of scepticism.

As a result large investors, particularly in uncertain times, do not have a real alternative at their disposal and the dollar provides a liquidity premium in comparison to the other currencies. And this brings everything full circle because, thanks to the special position of the dollar, the Americans can easily continue to live beyond their means and tensions will gradually mount en route to the next crisis.

The world economy would benefit from having multiple equal currencies in competition with each other. This immediately reveals that design flaws in the EMU not only have serious consequences for Europe, but also for the entire world economy.

Economic Research: Western Europe August update

10-8-2010 | Economic news

The big eurozone economies all displayed strong to very strong second quarter economic performance. Official GDP figures to be published on 13 August will probably report growth across the board. But the growth is not yet sustainable. So far it has been supported primarily by net trade. Signs of households and firms starting to spend remain mixed. Austerity plans remain key to confidence and recovery going forward.

Germany – Every cloud has a silver lining – for now

The fiscal consolidation plan may not be as painful as expected and will certainly be helped by improvements in debt dynamics and the drop in bund yields. Exports and industrial production are growing robustly once again. But the signs of weakening global activity, plus the exit of governments from loose macroeconomic policies will weaken activity going forward.

France – All eyes on the Sarkozy government

Although the French economy weathered the crisis relatively well, economic performance in 2010 has been disappointing. The private sector is holding its breath till it becomes clear how the government will tackle the high public deficit and rising debt level. Hot debate can be expected after the summer on proposals to reform the pension system and the budget plans for 2011.

Italy – Continued growth recovery is not a done deal

The Italian economy has shown strong, export-led growth in the first quarter that is likely to continue into Q2. Weak short-term prospects for business investment and household consumption, however, will limit the support for continued recovery in the second half of the year. At the same time the challenge for government is to restore order to public finances amid crippling accusations of corruption and escalated political struggles for power.

Spain – A second quarter of growth

Rising confidence levels and a slowdown in the numbers of jobs lost point to a second consecutive quarter of GDP growth. Higher export volumes are driving this growth, but domestic spending is still very weak and consumer confidence low. Although the recent rise in VAT is necessary to achieve the planned reduction in the government budget deficit, it will keep the lid on purchasing power.

The Netherlands –Economic recovery not yet sustained

The momentum of economic growth seems to be slowing down. Important drivers of economic recovery are the increase in global trade and the inventory cycle. For growth to be sustained, final demand must increase. However, the level of consumer willingness to buy remains low, partly due to the ongoing uncertainty about the labour market and projected government cutbacks.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world.

High wheat prices are not a one-off

6-8-2010 | Food and Agribusiness news

Wheat prices will remain high for the next ten years, says Rabobank's Director of Commodities Dirk Jan Kennes. The current price peak is not only down to the Russian drought, it signals a structural change in the market. The U.S. could offer short-term solutions. But long-term the food industry must improve efficiency, or charge consumers more for bread, beer, and meat.

Wheat prices have risen by more than 50 per cent since the end of June, topping EUR 200 per tonne. The immediate cause of the spike is the continuing drought in Russia, Ukraine and Kazakhstan, which is devastating crops. EU producers France and Germany are also bracing for poor harvests. Prices rose even further this week as President Poetin announced a ban on grain exports from August 15 to the end of the year.

Demand rising
"On the surface this situation feels like the food crisis of 2007 and 2008," says Kennes. "Poor harvests are once again driving the price-spike. But global stock levels are much higher right now than at that time. So this time round, we should be able to cope better with the production declines."

For the first time since the 2008 food crisis we're producing less wheat than we consume. Growing populations and rising prosperity are causing this growth in demand. Changing consumption patterns in countries like China and India mean more people are eating wheat-based products. And as people become more prosperous, they start to eat more meat. "Not everyone makes the connection between meat and wheat," says Dirk Jan Kennes. "But grains are essential elements of animal feeds. For every kilogram of chicken you buy in the shop, you need two kilogrammes of animal feed."

Global stocks falling
Although stock levels are currently high, the world probably does need to deal with lower average stocks. "Tighter grain markets on the one hand, and a more liberal EU agricultural policy on the other will leave less room to buffer potential production shortages. So prices will fluctuate much more. Stocks are now around the same level as just before the food crisis in 2007. But if you adjust the figures for India and China, global stocks are lower," says Kennes.

After the EU, China is the biggest wheat producer in the world. But, like India, it uses most of its harvest to feed its own enormous population. Self-sufficient countries which don't bring their product to market have a limited impact on the world price.

Shift in wheat production
In the last three years wheat production has increased by 15 per cent, from 600 million tonnes in 2007 to 680 million tonnes in 2008 and 2009. The bulk of the extra wheat came from countries in the former Soviet Union and the EU, picking up the slack left by U.S. farmers as they switched their wheat acreage to corn and soyabeans. But as harvests fail in Europe, there may still be relief in sight from the U.S..

"Although wheat acreage has shrunk, we are expecting big export volumes in the U.S.. This could meet demand and prevent further reduction of stocks. India currently holds strategic stocks of 14 million tonnes, in contrast to their normal level of 8 million tonnes. So if the U.S. harvest does disappoint, the solution may lie in the east."

Risk management for food industry

On the production side, it's not enough for farmers to bring new land into operation. They also need to improve their yields. This all brings higher costs, which in turn pushes up prices. If wheat price volatility stays at structural high levels, it will have a significant impact on margins and risk distribution in the food supply chain.

Dirk Jan Kennes: "Companies in the food supply chain responded to the price volatility in 2007 and 2008 by taking positions on the futures markets and hedging their risks. They should still take these operational measures and keep a very close eye on the commodities markets, bearing in mind that timing is all-important. But they also need to consider strategic options such as consolidation. The industry must improve its operating efficiency to absorb the rise in cost prices. Otherwise, the cost of bread, beer, and even meat, could rise in the shops."

Rabobank downgrades global wheat forecast

6-8-2010 | Food and Agribusiness news

Now that president Putin has announced a ban on Russian wheat exports, Rabobank has downgraded its forecast for 2010/11 global wheat production. In a 'Wheat Special' report this week the bank's Food & Agri commodities experts forecast global production to reach 644.2 million tonnes, down 34.6 million tonnes on 2009/10 levels. Earlier this week the World Food Organisation expected annual global production to reach 651 million tonnes.

The recent rise in global wheat prices is widely attributed to the production setbacks in the European Union, Canada, and most importantly Russia and the Black Sea region. Russian wheat production forecasts were reduced substantially in recent weeks as the worst drought in over 100 years decimated the spring wheat crop.

These conditions have forced Rabobank to downgrade its Russian wheat production forecast to 45 million tonnes, a full 15.8 million tonnes or 25 per cent below 2009/10 production.

Animal feed industry at risk

The dry conditions in Russia have affected not only wheat production but total grain production as a whole. Grain production forecasts have been revised down from 95 million tonnes in May to between 70 and 75 million tonnes, with some experts predicting a fall to as low as 65 million tonnes.

Doug Whitehead, Commodities Analyst at Rabobank's Agri Commodity Markets Research department: "If the Russian grain market goes into deficit this will significantly impact the animal feed industry in Russia. Total grain usage for animal feed is now approaching 40 million tonnes and demand is still growing. We believe that the low feed grain availability has been the primary driver behind the calls to bank grain exports."

Wheat exports to Middle East and North Africa

In the last few years Russia has become an extremely important low-cost major wheat exporter. Regions like North Africa and the Middle East have become increasingly reliable on Russian supplies to fill their own wheat deficit. According to the 'Wheat Special' Russia currently has around 6.5 million tonnes of wheat exports booked for 2010/11 delivery. Rabobank had originally expected Russian wheat exports to total an already reduced 9 million tonnes, however this figure will have to be revised down further.

Doug Whitehead: "While the ban allows traders to legally renege on current export commitments through force majeure, some commercial parties have criticised the timing of the action. The export ban has effectively forced the cancellation of around 4 to 4.5 million tonnes of exports and seriously damages Russia's reputation with its major customers."

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2257A
TRANCHE NO: 1
EUR 50,000,000 Floating Rate Notes 2010 due 27 August 2018 (the "Notes")

Issue Price: 100.50 per cent.

Rabobank International

The date of these Final Terms is 19 July 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular'), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2257A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		The aggregate nominal amount of the Notes will depend on the demand for the Notes during the Subscription period. Any increase or decrease will be published as soon as practicable after close of the Subscription period (as further set out in Part B item 12 (vii)).
	(i)	Series:	EUR 50,000,000
	(ii)	Tranche:	EUR 50,000,000
5	Issue Price:		100.50 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	27 August 2010
	(ii)	Interest Commencement Date	Not Applicable

//

	(if different from the Issue Date):		
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 27 August 2018
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3 months EURIBOR Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	27 August in each year, commencing on 27 August 2011 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch
	(viii)	Screen Rate Determination	Not Applicable

//

		(Condition 1(*a*)):	
	(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
		- Floating Rate Option:	EUR-EURIBOR-Reuters
		- Designated Maturity:	3 months
		- Reset Date:	The first date of each Interest Period
		- ISDA Definitions:	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	2.25 per cent. per annum
	(xii)	Maximum Rate of Interest:	7.50 per cent. per annum
	(xiii)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount

//

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	Not Applicable
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

//

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

//

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	0.50 per cent. of the aggregate nominal amount sold by the distributor, to be paid upfront at the Issue Date.
37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	From (and including) 26 July 2010, 9.00 hrs. (Amsterdam time) to (and including) 20 August 2010, 15.00 hrs. (Amsterdam time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from, at the latest, 24 August 2010 (on an As-If-and-When-issued basis).
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	EUR 250,000 (comprising of the Dealer's commission)

6 Yield *(Fixed Rate Notes only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Historic EURIBOR rates can be obtained from Reuters EURIBOR01.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0526303127
(iii)	Common Code:	052630312
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch, Croeselaan 18, 3521 CB Utrecht, The Netherlands

12 General

Applicable

(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 09.00 hrs. (Amsterdam time) on 26 July 2010 and close at 15.00 hrs. (Amsterdam time) on 20 August 2010 or such earlier or later date or time as the Issuer may determine and will be announced on www.raboglobalmarkets.nl. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned manner.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce	Subscriptions in excess of the Aggregate Nominal

	subscriptions:	Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the aggregate nominal amount of the Notes to be issued. Such increase or decrease will be announced on the aforementioned manner. If the Issuer increases or decreases the aggregate nominal amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased aggregate nominal amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2256A
TRANCHE NO: 2
EUR 750,000,000 4.125 per cent. Fixed Rate Notes 2010 due 14 July 2025 (the "Notes")
(to be immediately consolidated and form a single series with the Issuer's
EUR 1,000,000,000 4.125 per cent. Fixed Rate Notes 2010 due 14 July 2025
issued on 14 July 2010)

Issue Price: 98.267 per cent.

BNP PARIBAS **Rabobank International** **UBS Investment Bank**

The date of these Final Terms is 2 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu.*

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2256A
	(ii)	Tranche Number:	2
		(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	To be immediately consolidated and form a single series on the Issue Date with the EUR 1,000,000,000 4.125 per cent. Fixed Rate Notes 2010 due 14 July 2025 issued on 14 July 2010.
3		Specified Currency or Currencies:	Euro ("EUR")
4		Aggregate nominal amount:	
	(i)	Series:	EUR 1,750,000,000
	(ii)	Tranche:	EUR 750,000,000
5		Issue Price:	98.267 per cent. of the aggregate nominal amount of the tranche, plus 21 days' accrued interest from and including 14 July 2010 to, but excluding, 4 August 2010
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	4 August 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	14 July 2010
8		Maturity Date:	14 July 2025
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.125 per cent. Fixed Rate (further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	4.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 July in each year
	(iii)	Fixed Coupon Amount:	EUR 41.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Note Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22		**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**BNP PARIBAS** 10 Harewood Avenue London NW1 6AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **UBS LIMITED** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Combined management, underwriting and selling commission of 0.40 per cent. of the aggregate nominal amount of the Notes.
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:		Applicable
	(i)	Numbering and letters:	Not Applicable

(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 14 July 2010. The Notes are to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 4.125 per cent. Fixed Rate Notes 2010 due 14 July 2025 issued on 14 July 2010 which are listed on Euronext Amsterdam by NYSE Euronext.
(iii)	Estimate of total expenses related to admission to trading:	EUR 4,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive, Article 98 (2) of the Legislative Decree No. 58 of 24 February 1998, as amended, and CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), with the certificate, a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 735,782,465.75
(iii)	Estimated total expenses:	EUR 3,000,000

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.284 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes
		Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common

		safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	ISIN Code:	XS0525602339
(iii)	Common Code:	052560233
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General

(i)	Time period during which the offer is open:	30 days from 3 August 2010, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription	Not Applicable

	rights and the treatment of subscription rights not exercised:	
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2269A
TRANCHE NO: 1
JPY 6,000,000,000 Floating Rate Notes 2010 due 6 February 2012 (the "Notes")

Issue Price: 99.74200 per cent.

Nomura

The date of these Final Terms is 4 August 2010

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular[, as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2269A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 6,000,000,000
	(ii)	Tranche:	JPY 6,000,000,000
5	Issue Price:		99.74200 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	JPY 10,000,000
	(ii)	Calculation Amount:	JPY 10,000,000
7	(i)	Issue Date:	6 August 2010

//

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		6 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month JPY LIBOR Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable [according to the term sheet]
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Quarterly on 6 November, 6 February, 6 May and 6 August in each year, from and including the 6 November 2010 to but excluding the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	Tokyo and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination

//

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
-	Reference Rate:	3 month JPY LIBOR flat
-	Interest Determination Date:	The first day of each Interest Period
-	Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Issuer Call Option**	Not Applicable
23	**Put Option**	Not Applicable

//

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	JPY 10,000,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Tokyo and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

//

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Nomura International plc Nomura House 1 St. Martin's Le Grand London EC1A 4NP
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.008784 producing a sum of (for Notes not denominated in Euro):	Euro 52,704,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

//

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 6 August 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Securities are intended upon issue to be deposited with (i) one of the ICSDs as common safekeeper or (ii) Clearstream Banking AG, Frankfurt, and does not necessarily mean that the Securities will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN Code:	XS0530908341
(iii)	Common Code:	53090834
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

6 General

		Not Applicable
(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

//

(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

Date: 4 August 2010

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 15,000,000 Fixed Rate and Equity Linked Redemption Notes 2010 due 6 August 2015 (the "Notes") pursuant to the EUR 10,000,000,000 Structured Medium Term Note Programme

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO TERMS AND CONDITIONS 5(b), 5(e), 5(h), 8(b) OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 21 December 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

References herein to numbered conditions are to the Terms and Conditions of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see "Subscription and Sale" in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	4449
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("**EUR**")
4.	Aggregate nominal amount:		EUR 15,000,000
	(a)	Series:	EUR 15,000,000
	(b)	Tranche:	EUR 15,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	(a)	Specified Denominations:	EUR 50,000
	(b)	Calculation Amount:	EUR 50,000
7.	(a)	Issue Date:	6 August 2010
	(b)	Interest Commencement Date:	The Issue Date
8.	Maturity Date or Redemption Month:		6 August 2015
9.	Interest Basis:		0.50 per cent. Fixed Rate (*Further particulars specified below*)
10.	(a)	Redemption/Payment Basis:	Equity Linked Redemption (*Further particulars specified in item 32 below*)
	(b)	Protection Amount:	Principal Protection (*Further particulars specified in item 32 below*)
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Investor Put/Issuer Call/Obligatory Redemption:		Investor Put (*Further particulars specified below*)
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note:	No
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Applicable
(a)	Rate(s) of Interest:	0.50 per cent. per annum payable annually in arrear.
(b)	Interest Payment Date(s):	6 August in each year from (and including) 6 August 2011 to (and including) the Maturity Date.
(c)	Determination Date(s):	Not Applicable
(d)	Business Day Convention:	Following Business Day Convention
(e)	Additional Financial Centre(s):	Not Applicable
(f)	Fixed Coupon Amount(s):	EUR 250 per Calculation Amount
(g)	Broken Amount(s):	Not Applicable
(h)	Day Count Fraction:	Not Applicable
(i)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None

FLOATING RATE NOTE PROVISIONS

16. Floating Rate Note Provisions: Not Applicable

ZERO COUPON NOTE PROVISIONS

17. Zero Coupon Note Provisions: Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18. Currency Linked Interest Note Provisions: Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19. Commodity Linked Interest Note Provisions: Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20. Index Linked Interest Note Provisions: Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21. Equity Linked Interest Note Provisions: Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22. Credit Linked Interest Note Provisions: Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23. Fund Linked Interest Note Provisions: Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24. Dual Currency Interest Note Provisions: Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25. Issuer Call: (Condition 5(c)) Not Applicable

26. Investor Put: (Condition 5(d)) Not Applicable

27. Obligatory Redemption: (Condition 5(f)) Not Applicable

28. Final Redemption Amount of each Note: See item 32 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29. Currency Linked Redemption Notes: Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30. Commodity Linked Redemption Notes: Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31. Index Linked Redemption Notes: Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32. Equity Linked Redemption Notes: Applicable

(a) Whether the Notes relate to a single Equity or a Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities: Single Equity

(i) Equity: Existing ordinary shares of the Equity Issuer.

(ii) Equity Issuer: Diageo plc (Bloomberg® code: DGE LN <EQUITY>).

(iii) the ISIN/Common Code of Equity/Equities: GB0002374006.

(b) Partial Lookthrough Depository Receipt Provisions: Not Applicable

(c) Full Lookthrough Depository Receipt Provisions: Not Applicable

(d) Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery: Cash Settlement

(e) Relevant provisions for determining the Final Redemption Amount:

The Final Redemption Amount shall be determined by the Calculation Agent on the Valuation Date in accordance with the following provisions:

1. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price and (iii) the Exchange Rate is, in the determination of the Calculation Agent, equal to or lower than the Specified Denomination, then the Final Redemption Amount shall be equal to the Specified Denomination;

OR

2. If the result of the product of (i) the Conversion Ratio and multiplied by (ii) the Final Price and (iii) the Exchange Rate is, in the determination of the Calculation Agent, higher than the Specified Denomination, then the Final Redemption Amount shall be calculated by the Calculation Agent in accordance with the following formula (as rounded to the third decimal):

Conversion Ratio x Final Price x Exchange Rate

Where:

"Conversion Ratio" means 28.75, i.e. the number of Shares per Note, subject to adjustment from time to time in accordance with the provisions set out in Condition 8(b), calculated in accordance with the following formula:

$$\frac{\text{Denomination}}{\text{Initial Price x Exchange Rate x (1 + Premium)}}$$

"Exchange Rate" means 1.1834, i.e. the GBP foreign exchange spot rate expressed in EUR per one GBP as published on Bloomberg page GBPEUR <CRNCY> at 5:20 p.m. (CET) on the Trade Date.

"Final Price" means the Reference Price on the

Valuation Date in GBP.

"**Initial Price**" means GBp 1,115, subject to adjustment from time to time in accordance with the provisions set out in Condition 8(b).

"**Premium**": means 31.80%, subject to adjustment from time to time in accordance with the provisions set out in Condition 8(b).

(f)	Observation Period(s):	Not Applicable
(g)	Observation Date(s):	Not Applicable
(h)	Valuation Date(s)/Averaging Date(s):	Valuation Date: 23 July 2015. Averaging Date(s): means the second and third Scheduled Trading Days immediately following the Valuation Date.
	Adjustment provisions in the event of a Disrupted Day:	Modified Postponement
(i)	Valuation Time:	As set out in Condition 8(f)
(j)	Disrupted Day:	Applicable Definitions of "Averaging Date" and "Valuation Date" are amended in order to reduce the number of Scheduled Trading Days from eight to three until which the last Averaging Date or, as the case may be, the Valuation Date shall be postponed if any of such dates would be a Disrupted Day.
(k)	Multiplier for each Equity comprising the Basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(l)	Trade Date:	16 July 2010
(m)	Relevant Assets:	Not Applicable
(n)	Asset Amount:	Not Applicable
(o)	Cut-off Date:	Not Applicable
(p)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(q)	Clearance System:	Not Applicable

(r)	Additional Disruption Events:	Applicable Change in Law Hedging Disruption Increased Cost of Hedging Insolvency Filing
(s)	Exchange(s):	London Stock Exchange
(t)	Related Exchange(s):	Euronext-Liffe
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note.
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

43.	Other final terms:	The definition of "Reference Price" set forth in the Offering Circular is deleted and supplemented by the following provisions which supersede the amended definition as of the Issue Date in respect of the Notes: ""**Reference Price**" means an amount equal to the arithmetic average of the official closing price on the Averaging Dates of the Equity quoted on the relevant Exchange as determined by the Calculation Agent (or if, in the opinion of the Calculation Agent, no such official closing price can be determined at such time, the Calculation Agent's good faith estimate of the value of the Equity at the Valuation Time on the relevant date. The amount determined pursuant to the foregoing shall be converted into the Specified Currency at the Exchange Rate and such converted amount shall be the Reference Price."
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	NATIXIS 47, quai d'Austerlitz 75013 Paris France
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	Reg. S Compliance Category; TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on Luxembourg Stock Exchange's Regulated Market of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING AND ADMISSION TO TRADING**

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date
(ii)	Estimate of total expenses related to admission to trading:	EUR 1,975.

2. **RATINGS**

Ratings: Not Applicable

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(a).	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 15,000,000
(c)	Estimated total expenses:	None

5. **YIELD** (*Fixed Rate Notes only*)

Indication of yield: Calculated as on the Issue Date.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

7. **PERFORMANCE OF INDEX/INDICES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX/INDICES** (*Index Linked Notes only*)

Not Applicable

8. **PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE RATE(S) OF EXCHANGE/FORMULA/CURRENCIES** (*Currency Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF THE COMMODITY/COMMODITIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE COMMODITY/COMMODITIES** (*Commodity Linked Notes only*)

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Dual Currency Notes only*)

Not Applicable

11. **PERFORMANCE OF EQUITY/EQUITIES/REFERENCE FUND/FUNDS, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE EQUITY/EQUITIES/REFERENCE FUND/FUNDS** (*Equity Linked Notes and Fund Linked Notes only*)

The Issuer does not intend to provide post-issuance information.

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY** (*Credit Linked Notes only*)

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0528548810
(b)	Common Code:	052854881
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale	NATIXIS Calculation Agent department 40 avenue des Terroirs de France

Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	75012 Paris France

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2270A
TRANCHE NO: 1
GBP 340,000,000 Floating Rate Notes 2010 due 10 August 2011 (the "Notes")

Issue Price: 100 per cent.

Deutsche Bank AG, London Branch

The date of these Final Terms is 6 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2270A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 340,000,000
	(ii)	Tranche:	GBP 340,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	10 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 10 August 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	3 month GBP LIBOR BBA +0.05 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Quarterly on 10 November 2010, 10 February 2011, 10 May 2011 and the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s)(Condition 1(a)):	London and TARGET

(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Deutsche Bank AG, London Branch
(viii)	Screen Rate Determination (condition 1(a)):	Applicable
	- Reference Rate:	3 month GBP LIBOR BBA
	- Interest Determination Date:	The first day of each Interest Period
	- Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+0.05 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed), adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the

		day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Deutsche Bank AG, London Branch Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.200000, producing a sum of (for Notes not denominated in Euro):	EUR 408,000,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 10 August 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 935

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with (i) one of the ICSDs as common safekeeper or (ii) Clearstream Banking AG, Frankfurt, and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN Code:	XS0531600004
(iii)	Common Code:	053160000
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Global Markets Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

5 General **Not Applicable**

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2258A
TRANCHE NO: 2
EUR 200,000,000 Floating Rate Notes 2010 due 15 July 2011 (the "Notes") (to be consolidated and form a single series with the Issuer's EUR 200,000,000 Floating Rate Notes 2010 due 15 July 2011 issued on 15 July 2010) (the Tranche 1 Notes)

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 6 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2258A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's EUR 200,000,000 Floating Rate Notes 2010 due 15 July 2011 issued on 15 July 2010) (the "**Tranche 1 Notes**")
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 400,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount (plus 25 days' accrued interest from (and including) 15 July 2010 to (but excluding) 9 August 2010)
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	9 August 2010
	(ii)	Interest	15 July 2010

	Commencement Date (if different from the Issue Date):	
8	Maturity Date:	Specified Interest Payment Date falling in or nearest to 15 July 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month EURIBOR + 0.02 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	15 October, 15 January, 15 April and 15 July in each year commencing on 15 October 2010 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest	Calculation Agent

		Amount(s):	
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
		– Reference Rate:	3-month EURIBOR
		– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
		– Relevant Screen Page:	Reuters page 'EURIBOR 01'
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.02 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes

		in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 437.50

1 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

2 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive, Article 98 (2) of the Legislative Decree No. 58 of 24 February 1998, as amended, and CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the certificate, a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 200,118,750.00
(iii)	Estimated total expenses:	EUR 437.50

5 Yield *(Fixed Rate Notes Only)*

Not Applicable

6 Historic interest rates *(Floating Rate Notes only)*

Details of historic Euribor rates can be obtained from Bloomberg

7 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

8 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

9 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

10 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

(ii)	ISIN:	XS0526598098
(iii)	Common Code:	052659809
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

11 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2133A
TRANCHE NO: 9

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.00 per cent. Fixed Rate Notes 2009 due 15 January 2013 issued on 8 December 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 11 January 2010, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 5 February 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 10 March 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 30 March 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 4 May 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 7 June 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 12 July 2010) (the "Original Notes")

Issue Price: 102.355 per cent. plus 247 days' accrued interest from and including 8 December 2009 to but excluding 12 August 2010

TD Securities | **Rabobank International**

The date of these Final Terms is 10 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2133A
	(ii)	Tranche Number:	9
			To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 650,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		102.355 per cent. of the aggregate nominal amount plus 247 days' accrued interest from and including 8 December 2009 to but excluding 12 August 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	12 August 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	8 December 2009
8		Maturity Date:	15 January 2013
9		Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10		Interest Basis:	6.00 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing on 15 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 66.25 per Calculation Amount in respect of the period from, and including 8 December 2009 to, but excluding, 15 January 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names	**The Toronto-Dominion Bank**

	and addresses of Managers:	60 Threadneedle Street London EC2R 8AP United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14*(a)*:	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.614525, producing a sum of (for Notes not denominated in Euro):	Euro 30,726,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 52,490,136.99 (including 247 days' accrued interest)
(iii)	Estimated total expenses:	AUD 717,500 (comprising a combined management selling and underwriting commission of AUD 687,500 and Managers' expenses of AUD 30,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.926 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0469009285
(iii)	Common Code:	046900928
(iv)	German WKN-code:	A1AP78
(v)	Valoren Code:	CH10751512
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General — Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2259A
TRANCHE NO: 2
GBP 50,000,000 Floating Rate Notes 2010 due 20 July 2011 (the "Notes") (to be consolidated and form a single series with the Issuer's GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 16 July 2010) (the Tranche 1 Notes)

Issue Price: 100 per cent. (plus 24 days' accrued interest from (and including) 20 July 2010 to (but excluding) 13 August 2010)

Rabobank International

The date of these Final Terms is 11 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2259A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 16 July 2010) (the "**Tranche 1 Notes**")
3	Specified Currency or Currencies:		Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 550,000,000
	(ii)	Tranche:	GBP 50,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	13 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	20 July 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 20 July 2011

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month GBP LIBOR + 0.15 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	20 October, 20 January, 20 April and 20 July in each year commencing on 20 October 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month GBP LIBOR

	– Interest Determination Date:	The first day in each Interest Period
	– Relevant Screen Page:	Reuters LIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.15 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/365, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if	As set out in the Conditions

	required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.2000, producing a sum of (for Notes not denominated in Euro):	EUR 60,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

(ii)	ISIN:	XS0527900855
(iii)	Common Code:	052790085
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General Not Applicable

A12136422

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2013A
TRANCHE NO: 12

NOK 200,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 750,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 29 May 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 18 June 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 22 July 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 10 August 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 1 September 2009, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 9 October 2009, the NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 6 November 2009, the NOK 300,000,000 4.00 per cent. Fixed Rate Notes 2009 due 29 May 2013 issued on 4 December 2009, the NOK 350,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 12 January 2010, the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 19 February 2010 and the NOK 250,000,000 4.00 per cent. Fixed Rate Notes 2010 due 29 May 2013 issued on 30 March 2010 (the "Existing Notes"))

Issue Price: 103.9375 per cent. (plus 76 days' accrued interest from and including 29 May 2010 to but excluding 13 August 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 11 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(ii)	Series Number:	2013A
	(iii)	Tranche Number:	12
3		Specified Currency or Currencies:	Norwegian Krone ("NOK")
4		Aggregate nominal amount:	
	(i)	Series:	NOK 4,350,000,000
	(ii)	Tranche:	NOK 200,000,000
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	(to be consolidated and form a single series with the Existing Notes not earlier than 40 days after the Issue Date)
5		Issue Price:	103.9375 per cent. of the Aggregate Nominal Amount plus 76 days' accrued interest from and including 29 May 2010 to but excluding 13 August 2010
6	(i)	Specified Denominations:	NOK 10,000
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	13 August 2010
	(ii)	Interest Commencement Date:	29 May 2010
8		Maturity Date:	29 May 2013

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	4.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear.
	(ii) Interest Payment Date(s):	29 May in each year, commencing 29 May 2011 up to and including the Maturity Date
	(iii) Fixed Coupon Amount:	NOK 400 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each**	NOK 10,000 per Calculation Amount

	Note	
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Oslo

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager	Not Applicable
	(iii)	Managers' Commission:	Total Commission of 1.375 per cent. (0.1875 per cent. combined management and underwriting commission and 1.1875 per cent. selling concession)
37	If non-syndicated, name and address of Dealer:		Not Applicable

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.126183, producing a sum of:	Euro 25,236,600
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Existing Notes, which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 206,690,753.42 (including 76 days' accrued interest)
(iii)	Estimated total expenses:	NOK 2,850,000 (comprising NOK 100,000 Managers' expenses and NOK 2,750,000 selling concession and a combined management, and underwriting commission)

6 Yield

Indication of yield: 2.519 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	Temporary ISIN: XS0532641239 Permanent ISIN: XS0429483224
(iii)	Common Code:	Temporary Common Code: 053264123 Permanent Common Code: 042948322
(iv)	German WKN-code:	Temporary WKN: A1AZ00 Permanent WKN: A1AGZP
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment

(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2224A
TRANCHE NO: 4

NOK 150,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 1,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 1 June 2010, the NOK 250,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 28 June 2010 and the NOK 250,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 21 July 2010) (the "Existing Notes")

Issue Price: 100.855 per cent. (plus 78 days' accrued interest from and including 1 June 2010 to but excluding 18 August 2010)

Rabobank International | **TD Securities**

The date of these Final Terms is 16 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2224A
	(ii)	Tranche Number:	4
			To be consolidated and form a single series with the Existing Notes on the Issue Date
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 1,650,000,000
	(ii)	Tranche:	NOK 150,000,000
5	Issue Price:		100.855 per cent. of the aggregate nominal amount plus 78 days' accrued interest from and including 1 June 2010 to but excluding 18 August 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	18 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 June 2010

8	Maturity Date:	15 August 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 August in each year, commencing with a long first coupon payable on 15 August 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	NOK 300 per Calculation Amount
	(iv) Broken Amount:	NOK 361.64 per Calculation Amount in respect of the period from and including 1 June 2010 to but excluding 15 August 2011
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	15 August in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a))

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. management and underwriting commission
37		If non-syndicated, name and address of Dealer	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Issuer has not sought the approval of the Ministry of Finance of the Kingdom of Norway for the Notes to be publicly tradeable in Norway nor has it sought the approval of the Norwegian National Bank for the introduction of the Notes onto the Norwegian market. No offering material in relation to the Notes has therefore been, or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents or citizens of the Kingdom of Norway and that it has not distributed and will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.125134, producing a sum of (for Notes not denominated in Euro):	Euro 18,770,100
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial

Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 150,061,643.84 (including 78 days' accrued interest)
(iii)	Estimated total expenses:	NOK 2,182,500 (comprising a combined management, selling and underwriting commission of NOK 2,062,500 and Managers' expenses of NOK 120,000).

6 Yield

	2.693 per cent. per annum
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0512076885
(iii)	Common Code:	051207688
(iv)	German WKN-code:	A1AXMY
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	CH11339742
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

RECEIVED
2010 OCT -1 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2274A
TRANCHE NO: 1

USD 25,000,000 Callable Zero Coupon Notes 2010 due 19 August 2040 (the "Notes")

Issue Price: 100 per cent.

Wells Fargo Securities

The date of these Final Terms is 17 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris, and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2274A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	19 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 August 2040
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)

11	Redemption/Payment Basis:	The Final Redemption Amount shall be 370.00 per cent. of the aggregate nominal amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call. (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii) Day Count Fraction (Condition 1(a)):	Not Applicable
	(iii) Any other formula/basis of determining amount payable:	Linear accretion at 9.00 per cent. of the Issue Price per annum as more fully described in paragraph 27 of Part A below
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes, in whole but not in part, on 19 August in each year, commencing on 19 August 2011 and ending on 19 August 2039 in accordance with the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount per Calculation Amount will be as follows:

Year	Optional Redemption Date	Optional Redemption Percentage	Optional Redemption Amount
1	August 19, 2011	109.00%	109,000
2	August 19, 2012	118.00%	118,000
3	August 19, 2013	127.00%	127,000
4	August 19, 2014	136.00%	136,000
5	August 19, 2015	145.00%	145,000
6	August 19, 2016	154.00%	154,000
7	August 19, 2017	163.00%	163,000
8	August 19, 2018	172.00%	172,000
9	August 19, 2019	181.00%	181,000
10	August 19, 2020	190.00%	190,000
11	August 19, 2021	199.00%	199,000
12	August 19, 2022	208.00%	208,000
13	August 19, 2023	217.00%	217,000
14	August 19, 2024	226.00%	226,000
15	August 19, 2025	235.00%	235,000
16	August 19, 2026	244.00%	244,000
17	August 19, 2027	253.00%	253,000
18	August 19, 2028	262.00%	262,000
19	August 19, 2029	271.00%	271,000
20	August 19, 2030	280.00%	280,000
21	August 19, 2031	289.00%	289,000
22	August 19, 2032	298.00%	298,000
23	August 19, 2033	307.00%	307,000
24	August 19, 2034	316.00%	316,000
25	August 19, 2035	325.00%	325,000
26	August 19, 2036	334.00%	334,000
27	August 19, 2037	343.00%	343,000
28	August 19, 2038	352.00%	352,000
29	August 19, 2039	361.00%	361,000

(iii) If redeemable in part: Not Applicable

(iv) Notice period: The Issuer shall be entitled to give irrevocable notice to redeem the Notes not less than ten London and New York Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note USD 370,000 per Calculation Amount (provided no Issuer Call)

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13), or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	The Early Redemption Amount shall be calculated on the basis of a linear accretion at 9.00 per cent. of the Issue Price per annum. Accordingly, the Early Redemption Amount payable on an Optional Redemption Date shall equal the relevant amount set out alongside that date in paragraph 22 of Part A above and the Early Redemption Amount payable on any other date shall be calculated based on the linear accretion of the Optional Redemption Amount payable on the Optional Redemption Dates immediately preceding and immediately following the relevant Early Redemption Date and the actual number of days elapsed from such immediately preceding Optional Redemption Date (to give the relevant calculation period), divided by 365 or, in the case of an Early Redemption Date falling in a leap year, 366.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Wells Fargo Securities International Limited One Plantation Place 30 Fenchurch Street London EC3M 3BD United Kingdom
38	Applicable TEFRA exemption:		TEFRA D

39	Additional selling restrictions:	The Notes will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China pursuant to relevant securities laws and regulations and may not be offered or sold within Taiwan, the Republic of China through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan, the Republic of China that requires registration with, or approval of, the Financial Supervisory Commission of Taiwan, the Republic of China. No person or entity in Taiwan, the Republic of China has been authorised to offer or sell the securities in Taiwan, the Republic of China.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.761006, producing a sum of (for Notes not denominated in Euro):	EUR 19,025,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 19 August 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (*Equity-Linked Notes only*)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0532507935
(iii)	Common Code:	053250793
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) :	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2273A
TRANCHE NO: 1

USD 25,000,000 Callable Zero Coupon Notes 2010 due 19 August 2040 (the "Notes")

Issue Price: 100 per cent.

Wells Fargo Securities

The date of these Final Terms is 17 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2273A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	19 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 August 2040
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)

11	Redemption/Payment Basis:	The Final Redemption Amount shall be 368.50 per cent. of the aggregate nominal amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions:**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii)	Day Count Fraction (Condition 1(a)):	Not Applicable
	(iii)	Any other formula/basis of determining amount payable:	Linear accretion at 8.95 per cent. of the Issue Price per annum as more fully described in paragraph 27 of Part A below
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Issuer has the right to call the Notes, in whole but not in part, on 19 August in each year, commencing on 19 August 2011 and ending on 19 August 2039 in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount per Calculation Amount will be as follows:

Year	Optional Redemption Date	Optional Redemption Percentage	Optional Redemption Amount
1	August 19, 2011	108.95%	108,950
2	August 19, 2012	117.90%	117,900
3	August 19, 2013	126.85%	126,850
4	August 19, 2014	135.80%	135,800
5	August 19, 2015	144.75%	144,750
6	August 19, 2016	153.70%	153,700
7	August 19, 2017	162.65%	162,650
8	August 19, 2018	171.60%	171,600
9	August 19, 2019	180.55%	180,550
10	August 19, 2020	189.50%	189,500
11	August 19, 2021	198.45%	198,450
12	August 19, 2022	207.40%	207,400
13	August 19, 2023	216.35%	216,350
14	August 19, 2024	225.30%	225,300
15	August 19, 2025	234.25%	234,250
16	August 19, 2026	243.20%	243,200
17	August 19, 2027	252.15%	252,150
18	August 19, 2028	261.10%	261,100
19	August 19, 2029	270.05%	270,050
20	August 19, 2030	279.00%	279,000
21	August 19, 2031	287.95%	287,950
22	August 19, 2032	296.90%	296,900
23	August 19, 2033	305.85%	305,850
24	August 19, 2034	314.80%	314,800
25	August 19, 2035	323.75%	323,750
26	August 19, 2036	332.70%	332,700
27	August 19, 2037	341.65%	341,650
28	August 19, 2038	350.60%	350,600
29	August 19, 2039	359.55%	359,550

(iii) If redeemable in part: Not Applicable

(iv) Notice period: The Issuer shall be entitled to give irrevocable notice to redeem the Notes not less than ten London and New York Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note USD 368,500 per Calculation Amount (provided no Issuer Call)

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	The Early Redemption Amount shall be calculated on the basis of a linear accretion at 8.95 per cent. of the Issue Price per annum. Accordingly, the Early Redemption Amount payable on an Optional Redemption Date shall equal the relevant amount set out alongside that date in paragraph 22 of Part A above and the Early Redemption Amount payable on any other date shall be calculated based on the linear accretion of the Optional Redemption Amount payable on the Optional Redemption Dates immediately preceding and immediately following the relevant Early Redemption Date and the actual number of days elapsed from such immediately preceding Optional Redemption Date (to give the relevant calculation period), divided by 365 or, in the case of an Early Redemption Date falling in a leap year, 366.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Wells Fargo Securities International Limited One Plantation Place 30 Fenchurch Street London EC3M 3BD United Kingdom
38		Applicable TEFRA exemption:	TEFRA D

39	Additional selling restrictions:	The Notes will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China pursuant to relevant securities laws and regulations and may not be offered or sold within Taiwan, the Republic of China through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan, the Republic of China that requires registration with, or approval of, the Financial Supervisory Commission of Taiwan, the Republic of China. No person or entity in Taiwan, the Republic of China has been authorised to offer or sell the securities in Taiwan, the Republic of China.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.761006, producing a sum of (for Notes not denominated in Euro):	EUR 19,025,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 19 August 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (*Equity-Linked Notes only*)

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0532510640
(iii)	Common Code:	053251064
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) :	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2272A
TRANCHE NO: 1

USD 25,000,000 Callable Zero Coupon Notes 2010 due 19 August 2040 (the "Notes")

Issue Price: 100 per cent.

Wells Fargo Securities

The date of these Final Terms is 17 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2272A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 25,000,000
	(ii)	Tranche:	USD 25,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	19 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 August 2040
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)

11	Redemption/Payment Basis:	The Final Redemption Amount shall be 371.50 per cent. of the aggregate nominal amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii) Day Count Fraction (Condition 1(a)):	Not Applicable
	(iii) Any other formula/basis of determining amount payable:	Linear accretion at 9.05 per cent. of the Issue Price per annum as more fully described in paragraph 27 of Part A below
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes, in whole but not in part, on 19 August in each year, commencing on 19 August 2011 and ending on 19 August 2039 in accordance with the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount per Calculation Amount will be as follows:

Year	Optional Redemption Date	Optional Redemption Percentage	Optional Redemption Amount
1	August 19, 2011	109.05%	109,050
2	August 19, 2012	118.10%	118,100
3	August 19, 2013	127.15%	127,150
4	August 19, 2014	136.20%	136,200
5	August 19, 2015	145.25%	145,250
6	August 19, 2016	154.30%	154,300
7	August 19, 2017	163.35%	163,350
8	August 19, 2018	172.40%	172,400
9	August 19, 2019	181.45%	181,450
10	August 19, 2020	190.50%	190,500
11	August 19, 2021	199.55%	199,550
12	August 19, 2022	208.60%	208,600
13	August 19, 2023	217.65%	217,650
14	August 19, 2024	226.70%	226,700
15	August 19, 2025	235.75%	235,750
16	August 19, 2026	244.80%	244,800
17	August 19, 2027	253.85%	253,850
18	August 19, 2028	262.90%	262,900
19	August 19, 2029	271.95%	271,950
20	August 19, 2030	281.00%	281,000
21	August 19, 2031	290.05%	290,050
22	August 19, 2032	299.10%	299,100
23	August 19, 2033	308.15%	308,150
24	August 19, 2034	317.20%	317,200
25	August 19, 2035	326.25%	326,250
26	August 19, 2036	335.30%	335,300
27	August 19, 2037	344.35%	344,350
28	August 19, 2038	353.40%	353,400
29	August 19, 2039	362.45%	362,450

(iii) If redeemable in part: Not Applicable

(iv) Notice period: The Issuer shall be entitled to give irrevocable notice to redeem the Notes not less than ten London and New York Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except USD 371,500 per Calculation Amount (provided

	Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	no Issuer Call)
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	The Early Redemption Amount shall be calculated on the basis of a linear accretion at 9.05 per cent. of the Issue Price per annum. Accordingly, the Early Redemption Amount payable on an Optional Redemption Date shall equal the relevant amount set out alongside that date in paragraph 22 of Part A above and the Early Redemption Amount payable on any other date shall be calculated based on the linear accretion of the Optional Redemption Amount payable on the Optional Redemption Dates immediately preceding and immediately following the relevant Early Redemption Date and the actual number of days elapsed from such immediately preceding Optional Redemption Date (to give the relevant calculation period), divided by 365 or, in the case of an Early Redemption Date falling in a leap year, 366.
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Wells Fargo Securities International Limited One Plantation Place 30 Fenchurch Street London EC3M 3BD United Kingdom
38	Applicable TEFRA exemption:		TEFRA D

39	Additional selling restrictions:	The Notes will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China pursuant to relevant securities laws and regulations and may not be offered or sold within Taiwan, the Republic of China through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan, the Republic of China that requires registration with, or approval of, the Financial Supervisory Commission of Taiwan, the Republic of China. No person or entity in Taiwan, the Republic of China has been authorised to offer or sell the securities in Taiwan, the Republic of China.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.761006, producing a sum of (for Notes not denominated in Euro):	EUR 19,025,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 19 August 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0532508156
(iii)	Common Code:	053250815
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) :	Not Applicable

12 General

Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2275A

TRANCHE NO: 1

EUR 200,000,000 Floating Rate Notes 2010 due 27 February 2012 (the "Notes")

Issue Price: 99.962 per cent.

Rabobank International

The date of these Final Terms is 24 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2275A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		99.962 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	27 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 27 February 2012

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month EURIBOR + 0.10 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	27 November, 27 February, 27 May and 27 August in each year commencing on 27 November 2010 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month EURIBOR

	–	Interest Determination Date:	Two (2) TARGET Business Days prior to the first day in each Interest Period
	–	Relevant Screen Page:	Reuters page 'EURIBOR 01'
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.10 per cent.
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each**	Not Applicable

Note

27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special	Not Applicable

	provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system, for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,390

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy and *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that

		the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0536406647
(iii)	Common Code:	053640664
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General Not Applicable

A12136422

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2181A
TRANCHE NO: 2
EUR 750,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 (the "Notes")
(to be consolidated and form a single series with the Issuer's
EUR 2,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 issued on 16 February 2010)

Issue Price: 103.581 per cent.

BofA Merrill Lynch	**HSBC**	**Rabobank International**	**UBS Investment Bank**

The date of these Final Terms is 25 August 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the "Conditions"), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Pro[illegible] Directive") and must be read in conjunction with the Offering Circular dated 6 May 20[illegible] constitutes a base prospectus for the purposes of the Prospectus Directive, save in re[illegible] Conditions. Full information on the Issuer and the offer of the Notes is only availab[illegible] of the combination of these Final Terms, the Offering Circular dated 6 M[illegible] Conditions. The Notes will be issued on the terms of these Final Terms [illegible] the Offering Circular dated 6 May 2010 and the Conditions. Th[illegible]y for the information contained in these Final Terms which, when re[illegible]ering Circular dated 6 May 2010 and the Conditions, contains all information that [illegible]e context of the issue of the Notes. The Offering Circular dated 6 May 2010 and the [illegible]s are available for viewing at, and copies may be obtained from, Rabobank Ne[illegible]eselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in En[illegible]ger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bours[illegible]

Each potential investor in the Notes must determ[illegible]t investment in light of its own circumstances. A potential investo[illegible] inv[illegible]otes which are complex financial instruments unless it has the expe[illegible]er alo[illegible] with a financial adviser) to evaluate how the Notes will perform [illegible]anging co[illegible]ns, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2181A
	(ii)	Tranche Number	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		The Notes will, on or after 7 October 2010 and upon the exchange of the temporary Global Note for the permanent Global Note, be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 issued on 16 February 2010 (the "**Original Notes**")
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 2,750,000,000
	(ii)	Tranche:	EUR 750,000,000

5	Issue Price:	103.581 per cent. of the aggregate nominal amount of the Notes, plus 192 days' accrued interest from and including 16 February 2010 to, but excluding, 27 August 2010
6	(i) Specified Denominations:	EUR 1,000
	(ii) Calculation Amount	EUR 1,000
	(i) Issue Date:	27 August 2010
	Interest Commencement Date (if different from the Issue Date):	16 February 2010
8	ate:	16 February 2015
9	... 'ote, there will b... ...ding tax)	No
10	Interest L...	3.00 per cent. Fixed Rate
11	Redemption/... s:	Redemption at par
12	Change of Inter... Payment Bas...	Not Applicable
13	Put/Call O...	Not Applicable
14	(i) St... the N...	Senior
	(ii) Da... roval for iss... Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	16 February in each year commencing on 16 February 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount (s):	EUR 30.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **HSBC Bank plc** 8 Canada Square London E14 5HQ United Kingdom **Merrill Lynch International** 2 King Edward Street London EC1A 1HQ United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Combined management and underwriting commission of 0.25 per cent. of the aggregate nominal amount of the Notes
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition	Not Applicable

	14(a):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 27 August 2010 On exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the Original Notes which are listed on Euronext Amsterdam by NYSE Euronext.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva) in* Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Nationalã a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that

the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article 17 and 18 of the Prospectus Directive, Article 98 (2) of the Legislative Decree No. 58 of 24 February 1998, as amended, and CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the certificate, a copy of the duly approved Offering Circular and a translation into the Italian language of the summary note included in the Offering Circular.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 786,818,116.44
(iii)	Estimated total expenses:	EUR 1,875,000 (comprising a combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.150 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates (Floating Rate Notes only)

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem	Yes Note that the designation "yes" simply means

	eligibility:	that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	(a) Temporary ISIN Code:	XS0536945271
	(b) Permanent ISIN Code:	XS0487438979
(iii)	(a) Temporary Common Code:	053694527
	(b) Permanent Common Code:	048743897
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12 General

(i)	Time period during which the offer is open:	30 days from 27 August 2010, provided that the offer period in Austria will not commence until the filing required by the competent authority of Austria has been duly made.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on

		the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2275A
TRANCHE NO: 1
EUR 200,000,000 Floating Rate Notes 2010 due 27 February 2012 (the "Notes")

Issue Price: 99.962 per cent.

Rabobank International

The date of these Final Terms is 31 August 2010

These Final Terms dated 31 August 2010, replaces and supersedes the Final Terms dated 24 August 2010 with retroactive effect as per the Issue Date.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2275A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 200,000,000
	(ii)	Tranche:	EUR 200,000,000
5	Issue Price:		99.962 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	27 August 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 27 February 2012

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month EURIBOR + 0.10 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for Issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Note Provisions		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	27 November, 27 February, 27 May and 27 August in each year commencing on 27 November 2010 and ending on the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
		– Reference Rate:	3-month EURIBOR

	– Interest Determination Date:	Two (2) TARGET Business Days prior to the first day in each Interest Period
	– Relevant Screen Page:	Reuters page 'EURIBOR 01'
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.10 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each**	Not Applicable

Note

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special	Not Applicable

	provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,390

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy and *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that

		the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0536406647
(iii)	Common Code:	053640664
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General — Not Applicable